JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

February 15, 2008

VIA MESSENGER AND EDGAR SUBMISSION

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Heating Oil Fund, LP Registration No. 333-142211

Dear Mr. McTiernan:

On behalf of the United States Heating Oil Fund, LP   (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on February 15, 2008. The enclosed copy has been marked to show changes from the initial registration statement. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of May 17, 2007 on the initial registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

Response: The Registrant has filed the registration statement with the National Futures Association for its review of the prospectus which serves as the disclosure document for the pool. We have received comments from the National Futures Association and have responded to those comments.

2.
Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Mr. Michael McTiernan
February 15, 2008

Response: The Registrant does not currently have any sales materials that it plans to distribute. The Registrant is in the process of finalizing the screenshots that it intends to use on its website. We will submit these materials to you when they are completed. In addition, to the extent the Registrant prepares sales materials for distribution in the future, we will provide you with copies prior to first use.

Prior Performance of the General Partner and Affiliates, page 32

3.	Please update the prior performance information, including the data regarding fund raising and performance, to the extent updated information is available.

Response: The Registrant has updated the prior performance data for the funds managed by the General Partner so that they are current as of December 31, 2007.

4.
Please advise us what data, if any, is available to illustrate how closely USOF’s NAV per unit has tracked USOF’s trading price per unit. Assuming such data is available, please disclose it or advise us why you believe it would not be material to an investor

Response: The following disclosure can be found in USOF’s periodic reports filed with the SEC. For the 30 valuation days ended September 30, 2007, the simple average daily change in the Benchmark Oil Futures Contract was 0.525%, while the simple average daily change in the NAV of USOF over the same time period was 0.541%. The average daily difference was 0.017% (or 1.7 basis points, where 1 basis point equals 1/100 of 1%). As a percentage of the daily movement of the Benchmark Oil Futures Contract, the average error in daily tracking by the NAV was 2.07%, meaning that over this time period USOF’s tracking error was within the plus or minus 10% range established as its benchmark tracking goal.

Since the offering of USOF units to the public on April 10, 2006 to September 30, 2007, the simple average daily change in the Benchmark Oil Futures Contract was -0.017%, while the simple average daily change in the NAV of USOF over the same time period was -0.006%. The average daily difference was 0.011% (or 1.1 basis point, where 1 basis point equals 1/100 of 1%). As a percentage of the daily movement of the Benchmark Oil Futures Contract, the average error in daily tracking by the NAV was 3.17%, meaning that over this time period USOF’s tracking error was within the plus or minus 10% range established as its benchmark tracking goal.

Similar disclosure can be found in the periodic reports for USNG. We do not believe that this level of information regarding USOF and USNG is material to an investment in USHO’s Units. In addition, this information is not specifically required by the NFA in USHO’s registration statement. We respectfully submit that since this information is publicly available to investors and not required by NFA rules, we have not included it in USHO’s registration statement.

Mr. Michael McTiernan
February 15, 2008

Natural Gas, page 44

5.	Please update the correlation chart to the extent updated information is available.

Response: The Registrant has updated the correlation chart, on page 46.

Redemption Procedures, page 50

6.
In light of the fact that authorized purchasers may redeem one or more baskets on any business day, clarify to us whether units represent equity or liabilities. Please cite the guidance that you relied on in making this determination.

Response: The Registrant respectfully submits that it does not believe that the units should be classified as liabilities absent the submission of a valid redemption request to the Fund’s Marketing Agent that is accepted by the General Partner. As included in the Authorized Purchaser Agreement that each Authorized Purchaser must sign in order to create or redeem baskets of units, it is clear that the General Partner may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date for a number of reasons, including (1) during any period which the American Stock Exchange or the New York Mercantile Exchange is closed other than customary weekend or holiday closings, or trading on the American Stock Exchange or the New York Mercantile Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of Treasuries is not reasonably practicable, or (3) for such other period as the General Partner determines to be necessary for the protection of the limited partners.

In addition, the General Partner has the right to reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units (i.e., one basket) or less, unless the General Partner has reason to believe that the placer of the redemption order does in fact possess all the outstanding units and can deliver them. As a result the Registrant does not agree that the units are redeemable on demand as indicated in the Staff’s comment.

Mr. Michael McTiernan
February 15, 2008

Finally, a redemption request is only valid if, prior to the delivery of the redemption distribution for a redemption order, the Authorized Purchaser wired to USHO’s account at the Custodian the non-refundable transaction fee due for the redemption order.

Once the Authorized Purchaser submits a valid redemption request and such request is accepted by the General Partner, the units underlying the redemption basket are treated as liabilities for purposes of the Fund’s Statement of Financial Condition. Prior to such time, there is no redemption intent, so the units are considered to be equity on the Fund’s Statement of Financial Condition.

The Registrant believes that Sections 8.80 - 8.82 of the AICPA Guide for Futures Commission Merchants, Introducing Brokers and Commodity Pools and Section 4.42 of the AICPA Investment Company Audit Guide supports this approach and is standard industry practice for commodity pools, investment companies, hedge funds and investment partnerships. Both of these sections are reprinted below for your convenience.

“Pursuant to the AICPA Audits of Futures Commission Merchants, Introducing Brokers and Commodity Pools Practice Series, Chapter 8, Commodity Pools:

8.80 Redemptions Payable to Terminating Participants:
Participants in a pool may give notice to the Pools CPO of their intent to terminate their participation in the pool. The manner in which participant’s redemptions of their respective ownership interests are effected is determined by the pool disclosure document or other partnership or investment agreement governing the pool’s operations.

8.81 Typically, redeemed ownership interests are not payable to a terminating participant’s until a date following notice of intent to terminate his investment in the pool. The date established for payment of redeemed interests is determined as specified in the partnership agreement. This manner of payment allows the terminating participant to share on a pro rata basis, in the pool’s net operating profits or losses during the accounting period.

8.82 On a pool’s statement of financial condition, the amount payable to a terminating pool participant should be shown as a liability under redemptions payable. This amount should include the value of the terminating participants’ investments in the pool and their pro rata interests in the pool’s net operating income or losses for the period. By showing redemptions payable as a liability rather than as part as Owners’ equity on the pool’s statement of financial condition, the pool’s net asset value or owners equity as of the end of the period should agree with the beginning balance for owners equity or net asset value as shown on the pool’s statement of changes in ownership equity for the following reporting period.”

Mr. Michael McTiernan
February 15, 2008

“Pursuant to the AICPA Investment Company Audit Guide, the following is industry practice for Investment Companies and Investment Partnerships

4.42 Settlement of Sales and Redemption Transactions. The auditor should gain assurance that procedures are in place to determine that receivables for shares sold and payables for shares redeemed are priced and settled promptly. Subsidiary trial balances of receivables and payables should be reconciled with general ledger control accounts as of the balance sheet date. The timely cancellation of sales and redemptions not settled within a specified time and the disposition of losses that may result should also be determined.”

Financial Statements, page F-1

7.	Please tell us why you are including unaudited financial statements as of March 31, 2007 when you were not formed until April 13, 2007.

Response: The Registrant has included audited financial statements of United States Heating Oil Fund, LP, as of December 31, 2007 and the General Partner as of December 31, 2006. The Registrant will include audited financial statements for the General Partner as of December 31, 2007 in a subsequent amendment.

Exhibits

8.	Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

Response: The Registrant will provide, under separate cover, drafts of the tax and legal opinions it intends to file with the next amendment to the registration statement.

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We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain

Enclosure